

Mail Stop 3561

April 16, 2010

Wei Guo
President
Ultra Glory International Ltd.
c/o Bill Huo, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036

> **Re: Ultra Glory International Ltd.**
> **Registration Statement on Form 20-F**
> **File No. 000-53914**
> **Filed March 23, 2010**

Dear Mr. Guo:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934, even if we have not completed the review process of your filing. If you do not wish to incur those obligations until all of the following issues are resolved, you should withdraw your registration statement and resubmit a new registration statement when you have revised your document.

2. You indicate in the risk factors section that Wei Guo is involved with other blank check companies. A new section should be added describing all blank check companies in which your promoter may have been involved. Please include the following:

   - Disclose the name of the blank check company, the date the registration statement was filed on EDGAR, the public reporting status of company, and describe any mergers or acquisitions with the blank check company.

   - Describe any blank check offerings, including the date of the initial public offering, offering price, aggregate dollar amount raised, purpose of the offering, any mergers or acquisitions that have occurred, dates of such transactions, consideration given and received in those transactions, and management's subsequent involvement in each company.

   - Disclose whether any transaction resulted in termination of Mr. Guo's association with any blank check company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity. Also discuss any affiliated or third party involvement in the transaction.

3. You refer to "officers" and "directors" throughout your document. Please make it clear throughout the document that you only have one director and officer, who is the same person.

Directors and Senior Management, page 1

4. Please revise to reflect, if true, that Mr. Guo is also your chief financial officer.

Item 3. Key Information, page 1

A. Selected Financial Data, page 1

5. Please disclose the date of your inception and that selected financial data is presented as of February 28, 2010 and for the period from inception through February 28, 2010.

Risk Factors, page 2

6. We note that you mention in the second factor that there is a risk that you will be unable to continue as a going concern. Please provide separate risk factor disclosure at the beginning of the section that you have received a going concern opinion from your auditor, what a going concern opinion means, and the risks that result. Please also disclose this information at the beginning of your Operating and Financial Review and Prospects section.

7. We note the reference in note 2 to your financial statements that "future revenues derived principally from software enhancements and advertising to cellular telephone services" on page F-8. Tell us, with a view towards disclosure, what consideration was given to providing risk factors discussing the countries and industries you may consider.

There may be conflicts of interest between …, page 2

8. Please revise to ensure the caption and discussion is specific to your current managers and control persons.

If we are deemed to be a foreign private investment company …, page 4

9. State whether you believe that you may currently be considered a foreign private investment company.

The rights of our shareholders are not as extensive as those …, page 5

10. Define the term "willful malfeasance" in plain English and clarify how directors "not acting honestly and in good faith and in the best interests of the corporation" is distinct from typical corporate law requirements in the United States.

11. Here or in a separate risk, include discussion of whether United States shareholders can bring actions or get judgments enforced in the British Virgin Islands.

<u>The protection available to the Company's shareholders may …, page 5</u>

12. Make clear whether United States shareholders would not be afforded the same protections as in the United States.

<u>Our status as a foreign private issuer entitles us to …, page 5</u>

13. Please remove this risk factor because it applies to all foreign private issuers. Additionally, please revise your disclosure under "Reports to security holders" beginning on page 7 to include discussion of the information currently included in this risk factor. Ensure that your revisions discuss the reports and information you plan to provide, the information you expect not to provide, and a comparison of what is required under British Virgin Island laws.

<u>We cannot assure you that following a business combination …, page 6</u>

14. Specify the SEC rule to which you reference and ensure you have included all associated material conditions and consequences.

<u>Item 4. Information on the Company, page 7</u>

<u>A. History and Development of the Company, page 7</u>

<u>Reports to security holders, page 7</u>

15. Please revise your disclosure here or under "Documents on Display" on page 14 to state whether you plan to have your annual accounts, auditors' reports and other information available in the U.S. for inspection by U.S. investors. Refer to Item 10.H of Form 20-F.

<u>B. Business Overview, page 8</u>

16. Include discussion, to the extent possible, of the principal markets you expect to consider. Please see Items 4.B.2, 4.B.7, and 4.B.8 of Form 20-F.

17. Please reconcile the disclosure in the last sentence in the second paragraph with the disclosure in note 2 to your financial statements that your future revenues will be derived principally from software enhancements and advertising to cellular telephone services. Make similar changes throughout the filing as applicable; for example, in the last sentence in the first paragraph under Operating Results on page 9.

18. Please provide more detail as to how the company intends to search for a target company, addressing matters such as the approximate number of persons who will be contacted or solicited and their relationship to the company's promoters or management.

19. Please disclose whether you intend to provide shareholders with complete disclosure concerning a target company and its business, including audited financial statements, prior to any merger or acquisition.

D. Property, Plants and Equipment

20. Reconcile your disclosure here with the information provided in note 5 of the financial statements. Tell us with a view towards disclosure whether you have an agreement or expect to provide reimbursements for your current office space. Please see Item 4.D of Form 20-F.

Operating and Financial Review and Prospects, page 9

A. Operating Results, page 9

21. You state that the costs of investigating and analyzing business combinations for the next 12 months and beyond such time will be paid with money in your treasury and/or through borrowings from your shareholders, management or other investors. Please disclose the amount of cash in your treasury and whether your shareholders, management or other investors have committed to provide loans and/or investments to fund your activities. If you have binding financing commitments, disclose the amounts and terms of the commitments. Please also disclose the uncertainties regarding your ability to raise debt and/or equity financing to fund your activities and the terms of such financing.

B. Liquidity and Capital Resources, page 10

22. Please disclose the amount of funds your sole shareholder has committed to advance and/or invest to incorporate and register with the SEC and to fund annual operating expenses, and the terms of the committed financing arrangements. If there are no binding funding commitments from your sole shareholder please revise your disclosure to clarify that there is no assurance that the required funding will be provided. In addition, please include a discussion of the uncertainty regarding your ability to continue as a going concern.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management, page 11

23. Please revise to include discussion of the other blank checks associated with your current director referenced in the risk "There may be conflicts of interest …" on page 2. See Item 6.A of Form 20-F.

B. Compensation, page 11

24. Clarify whether directors would begin receiving fees on December 31, 2011 or December 31, 2012. Make clear whether your current shareholder will pay these fees in the event that you do not obtain funds from other sources.

Item 7. Major Shareholders and Related Party Transactions, page 12

B. Related Party Transactions, page 12

25. We note your disclosure in note 4 to your financial statements that upon formation, the company issued 50,000 shares to its founder. Please describe this transaction and the transaction by which your current sole shareholder obtained 50,000 of your ordinary shares.

26. Please reconcile the information here that there are no related party transactions with the information in note 5 of the financial statements.

Item 10. Additional Information, page 13

A. Share Capital, page 13

27. Provide the information required by Item 10.A of Form 20-F.

28. Please ensure that you have included discussion of all material provisions of Exhibit 1.2.

B. Memorandum and Articles of Association, page 13

29. Please revise to make clear what constitutes a quorum.

Financial Statements, pages F-3 – F-6

30. Please identify your financial statements as those of a development stage entity. Refer to FASB ASC 915-205-45-4.

Note 1 – Organization and Operations, page F-7

31. We note the date of your incorporation (and date of inception disclosed in the financial statements) differs from the date of incorporation disclosed in the first paragraph on page 7 and date your Memorandum of Association and Articles of Association were signed. Please explain the inconsistent disclosure to us or revise your disclosure on page 7 or in the financial statements as appropriate.

Note 2 – Summary of Significant Accounting Policies, page F-7

32. The description of future revenues appears to be inconsistent with disclosures elsewhere throughout the filing. Please revise to address this inconsistency.

******

As appropriate, please amend your filing and respond to these comments. Please provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Bill Huo, Esq.
        Kramer Levin Naftalis & Frankel LLP
        Via facsimile (212) 715-8000